

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 2, 2022

George J. Leimer
Chief Executive Officer
RSE Collection, LLC
250 Lafayette Street, 2nd Floor
New York, NY 10012

> **Re: RSE Collection, LLC**
> **Post Qualification Amendment No. 20 to Form 1-A**
> **Filed May 18, 2022**
> **File No. 024-11584**

Dear Mr. Leimer:

We have reviewed your post-effective amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Post Qualification Amendment No. 20 to Form 1-A filed May 18, 2022

APPENDIX A, page A-1

1. Please update your Master Series Table to reflect the membership interests offerings that were qualified on May 16, 2022. Please include the qualification date, opening date, and closing date, as applicable.

General

2. We note that certain of the membership interest offerings that were qualified on May 16, 2022, are shown on the Rally Road website as "Preview (Coming Soon)" or "Early Access." As an example only, we note that offerings for #BEEPLE1, #EMERALD, #TOADZ3079, #20WITT, and #32RUTH are all listed as coming soon. Please tell us whether these offerings have commenced in accordance with Rule 251(d)(3)(i)(F), and, if

so, why they are listed as "Preview (Coming Soon)." Please also explain to us in detail how early access works, how often you use early access in your offerings, and the basis upon which you believe, if it is the case, this satisfies the requirements of Rule 251(d)(3)(i)(F).

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Scott Anderegg at 202-551-3342 or Erin Jaskot at 202-551-3442 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services